UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Progenics Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0013 per share

(Title of Class of Securities)

743187106

(CUSIP Number)

Stephanie P. Cooper

Altiva Management Inc.
1055b Powers Place,

Alpharetta, GA 30009

(678) 580-2769

Copies to:

Olshan Frome Wolosky LLP

Steve Wolosky, Esq.

Meagan Reda, Esq.

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 29, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

Velan Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,030,000 shares of Common Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,030,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,030,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%(1)
14	TYPE OF REPORTING PERSON

PN

(1)	Based on 84,542,514 shares of Common Stock outstanding as of April 25, 2019, as disclosed in amendment no. 1 to the Issuer’s annual report on form 10-K filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2018.

1	NAME OF REPORTING PERSON

Altiva Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,030,000 shares of Common Stock(1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,030,000 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,030,000 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%(2)
14	TYPE OF REPORTING PERSON

CO

(1)	Comprised of shares of Common Stock held by Velan Capital, L.P. See Item 5(b).

(2)	Based on 84,542,514 shares of Common Stock outstanding as of April 25, 2019, as disclosed in amendment no. 1 to the Issuer’s annual report on form 10-K filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2018.

1	NAME OF REPORTING PERSON

Balaji Venkataraman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,030,000 shares of Common Stock(1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,030,000 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,030,000 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%(2)
14	TYPE OF REPORTING PERSON

IN

(1)	Comprised of shares of Common Stock held by Velan Capital, L.P. See Item 5(b).

(2)	Based on 84,542,514 shares of Common Stock outstanding as of April 25, 2019, as disclosed in amendment no. 1 to the Issuer’s annual report on form 10-K filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2018.

1	NAME OF REPORTING PERSON

Virinder Nohria
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The United States and the United Kingdom
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		110,000 shares of Common Stock(1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

110,000 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

110,000 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%(2)
14	TYPE OF REPORTING PERSON

IN

(1)	Includes 60,000 shares of Common Stock held in Virinder Nohria 2014 Family Living Trust and 50,000 shares of Common Stock held in Virinder Nohria SEP IRA.

(2)	Based on 84,542,514 shares of Common Stock outstanding as of April 25, 2019, as disclosed in amendment no. 1 to the Issuer’s annual report on form 10-K filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2018.

1	NAME OF REPORTING PERSON

LTE Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,539,578 shares of Common Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,539,578 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,539,578 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%(1)
14	TYPE OF REPORTING PERSON

OO

(1)	Based on 84,542,514 shares of Common Stock outstanding as of April 25, 2019, as disclosed in amendment no. 1 to the Issuer’s annual report on form 10-K filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2018.

1	NAME OF REPORTING PERSON

LTE Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,539,578 shares of Common Stock(1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,539,578 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,539,578 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%(2)
14	TYPE OF REPORTING PERSON

OO

(1)	Comprised of shares of Common Stock held by LTE Partners, LLC. See Item 5(b).

(2)	Based on 84,542,514 shares of Common Stock outstanding as of April 25, 2019, as disclosed in amendment no. 1 to the Issuer’s annual report on form 10-K filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2018.

1	NAME OF REPORTING PERSON

Melkonian Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,539,578 shares of Common Stock(1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,539,578 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,539,578 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%(2)
14	TYPE OF REPORTING PERSON

IA

(1)	Comprised of shares of Common Stock held by LTE Partners, LLC. See Item 5(b).

(2)	Based on 84,542,514 shares of Common Stock outstanding as of April 25, 2019, as disclosed in amendment no. 1 to the Issuer’s annual report on form 10-K filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2018.

1	NAME OF REPORTING PERSON

Ryan Melkonian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,539,578 shares of Common Stock(1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,539,578 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,539,578 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%(2)
14	TYPE OF REPORTING PERSON

IN

(1)	Comprised of shares of Common Stock held by LTE Partners, LLC. See Item 5(b).

(2)	Based on 84,542,514 shares of Common Stock outstanding as of April 25, 2019, as disclosed in amendment no. 1 to the Issuer’s annual report on form 10-K filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2018.

1	NAME OF REPORTING PERSON

Terence Cooke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The United States and Ireland
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

1	NAME OF REPORTING PERSON

Deepak Sarpangal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein that are not defined herein have the meanings given to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

Items (a)-(c), and (f) are filed by the following:

(i)	Velan Capital, L.P., a Georgia limited partnership (“Velan”), files this Schedule 13D with respect to the Shares directly and beneficially owned by it. Velan is a private investment partnership with a principal business address at 1055b Powers Place, Alpharetta, GA 30009.
(ii)	Altiva Management Inc., a Nevada corporation (“Altiva”), files this Schedule 13D as the general partner of Velan. Altiva is a private investment adviser with a principal business address at 1055b Powers Place, Alpharetta, GA 30009. The directors of Altiva are Stephanie Cooper and Yelena Epova, both United States citizens. Ms. Cooper is the President and Secretary of Altiva and Ms. Epova is the Treasurer of Altiva. Ms. Cooper and Ms. Epova are referred to herein as the “Altiva Managers.” The business address of Ms. Cooper is 1055b Powers Place, Alpharetta, GA 30009. The business address of Ms. Epova is 5 Concourse Pkwy, Suite 1000, Atlanta, GA 30328. Ms. Cooper’s principal employment is as President and Secretary of Altiva, which employment is conducted at the address for Altiva indicated above. Ms. Epova’s principal occupation is as CPA and Partner with Aprio, LLP, whose address is the same as the business address of Ms. Epova as indicated above.
(iii)	Balaji Venkataraman, a citizen of the United States, files this Schedule 13D as the sole shareholder of Altiva. Mr. Venkataraman is an investor in the specialty pharmaceutical industry. Mr. Venkataraman’s business address is 1055b Powers Place, Alpharetta, GA 30009.
(iv)	Dr. Virinder Nohria, a citizen of the United States and the United Kingdom, files this Schedule 13D with respect to the Shares directly and beneficially owned by him. Dr. Nohria serves on the boards of various pharmaceutical companies. The address of Dr. Nohria is 120 Emerald Lane, Roswell, GA 30075.
(v)	LTE Partners, LLC, a Delaware limited liability company (“LTE”), files this Schedule 13D with respect to the Shares directly and beneficially owned by it. LTE is a private investment fund, the principal business of which is to acquire, hold, dispose of and otherwise invest in securities. The principal business address of LTE is 450 West 31st Street, 12th Fl., New York, NY 10001.
(vi)	LTE Management, LLC, a Delaware limited liability company (“LTE Management”), is a private company, the principal business of which is to serve as the manager of LTE. The principal business address of LTE Management is 450 West 31st Street, 12th Fl., New York, NY 10001.
(vii)	Melkonian Capital Management, LLC, a Delaware limited liability company (“MCM”), is a registered investment advisor, the principal business of which is to manage investment and trading activities of private investment funds (including LTE). The principal business address of MCM is 450 West, 31st Street 12th Fl., New York, NY 10001.
(viii)	Ryan Melkonian is a United States citizen with a business address at 450 West 31st Street, 12th Fl., New York, NY 10001. The principal occupation of Ryan Melkonian is serving as the Chief Investment Officer and Managing Member of MCM.

(ix)	Terence Cooke is a citizen of the United States and Ireland with a business address at 450 West 31st Street, 12th Fl., New York, NY 10001. The principal occupation of Terence Cooke is serving as the Senior Managing Director of MCM.
(x)	Deepak Sarpangal is a United States citizen with a business address at 9 Toledo Court, Burlingame, CA 94010. The principal occupation of Deepak Sarpangal is serving as the Managing Member of Sarpa Holdings, a private investment company.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(d) During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any Altiva Manager, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any Altiva Manager, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

Velan used approximately $27,781,620 (including brokerage commissions) in the aggregate to purchase the 6,030,000 Shares reported herein as beneficially owned by Velan. The funds used to acquire such Shares were working capital of Velan.

Dr. Nohria used approximately $511,762 (including brokerage commissions) in the aggregate to purchase 110,000 Shares reported herein as beneficially owned by Dr. Nohria. 60,000 of these Shares (with aggregate cost of $282,858) were acquired with funds from Virinder Nohria 2014 Family Living Trust, the beneficiaries of which are members of Dr. Nohria’s family. 50,000 of these Shares (with aggregate cost of $228,904) were acquired in Dr. Nohria’s SEP IRA with Dr. Nohria’s personal funds.

LTE used approximately $7,314,366 (including brokerage commissions) in the aggregate to purchase the 1,539,578 Shares reported herein as directly beneficially owned by LTE. The funds used to acquire such Shares were working capital of LTE.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)       The information set forth in Items 11 and 13 of the cover pages hereto is incorporated herein by reference. The ownership percentages set forth in Item 13 are calculated pursuant to Rule 13d-3 of the Act and are based on 84,542,514 shares of Common Stock outstanding as of April 25, 2019, as disclosed in amendment no. 1 to the Issuer’s annual report on form 10-K filed with the SEC for the fiscal year ended December 31, 2018.

As of the close of business on April 30, 2019, the Reporting Persons collectively beneficially owned an aggregate of 7,679,578 Shares, constituting approximately 9.1% of the Shares outstanding. The Reporting Persons have formed a “group” within the meaning of Section 13(d)(3) of the Act. However, the Reporting Persons expressly disclaim beneficial ownership of any securities covered by Schedule 13D other than securities indicated as being beneficially owned by such Reporting Person on the applicable cover page hereto. The Reporting Persons expressly retain sole voting and investment power in respect of the Shares that the Reporting Persons beneficially own.

(b)       The information set forth in Items 7 through 10 of the cover pages hereto is incorporated herein by reference.

Velan directly beneficially owns the shares of Common Stock reported herein as being beneficially owned by it. Velan may be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) such shares. Each of Altiva, as the general partner of Velan, and Balaji Venkataraman, as the sole shareholder of Altiva, may be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) the shares of Common Stock directly beneficially owned by Velan.

LTE directly beneficially owns the shares of Common Stock reported herein as being beneficially owned by it. LTE may be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) such shares. Each of MCM, as the sole investment advisor to LTE, and LTE Management, as the sole manager of LTE, may be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) the shares of Common Stock directly beneficially owned by LTE. Ryan Melkonian, in his capacities as (i) the sole manager and majority member of LTE Management and (ii) the Chief Investment Officer, Managing Member and majority owner of MCM, may also be deemed to have sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) the shares of Common Stock directly beneficially owned by LTE.

(c)       Schedule A hereto sets forth all transactions with respect to Shares effected since the filing of the Schedule 13D by any of the Reporting Persons, inclusive of any transactions effected through 5:00 p.m. New York City time on April 30, 2019.

(d)       Except as otherwise described herein, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Shares, reported as beneficially owned by such persons on this Schedule 13D.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

The information provided or incorporated by reference in Items 3 and 4 is hereby incorporated by reference herein. Except as set forth in Items 3 and 4 of this Schedule 13D and as set forth in this Item 6, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person and any other person with respect to any securities of the Issuer.

Joint Filing Agreement

Each of the Reporting Persons is party to a Joint Filing Agreement, dated as of May 1, 2019 (the “Joint Filing Agreement”), pursuant to which the Reporting Persons agreed to jointly file this Schedule 13D and any and all amendments and supplements hereto with the SEC.

References to, and descriptions of, the Joint Filing Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Joint Filing Agreement attached hereto as Exhibit 99.1, which is incorporated in its entirety in this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibit:

Exhibit No.	Exhibit Description
99.1	Joint Filing Agreement, dated as of May 1, 2019, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: May 1, 2019

VELAN CAPITAL, L.P.

By:	Altiva Management Inc., its general partner

By:	/s/ Stephanie P. Cooper
	Name:	Stephanie P. Cooper
	Title:	President and Secretary

ALTIVA MANAGEMENT INC.

By:	/s/ Stephanie P. Cooper
	Name:	Stephanie P. Cooper
	Title:	President and Secretary

BALAJI VENKATARAMAN

/s/ Balaji Venkataraman

VIRINDER NOHRIA

/s/ Virinder Nohria

LTE PARTNERS, LLC

By:	LTE Management, LLC, its Manager

By:	/s/ Ryan Melkonian
	Name:	Ryan Melkonian
	Title:	Member and Manager

LTE MANAGEMENT, LLC

By:	/s/ Ryan Melkonian
	Name:	Ryan Melkonian
	Title:	Member and Manager

MELKONIAN CAPITAL MANAGEMENT, LLC

By:	/s/ Ryan Melkonian
	Name:	Ryan Melkonian
	Title:	Member and Manager

RYAN MELKONIAN

/s/ Ryan Melkonian

TERENCE COOKE

/s/ Terence Cooke

DEEPAK SARPANGAL

/s/ Deepak Sarpangal

Schedule A – Transactions Since the Filing of the Schedule 13D

All transactions as set forth below are purchases of Shares effected in the open market, except as otherwise noted, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share ($)
Velan Capital, L.P.	April 30, 2019	293,027	5.0727
Velan Capital, L.P.	April 29, 2019	54,571	5.0784
Velan Capital, L.P.	April 24, 2019	50,000	5.0707
Velan Capital, L.P.	April 23, 2019	22,302	4.9293
Velan Capital, L.P.	April 18, 2019	50,000	4.8363
Velan Capital, L.P.	April 12, 2019	100*	7.9901
Velan Capital, L.P.	April 11, 2019	300,000	5.3502
Velan Capital, L.P.	April 10, 2019	75,100	5.0294
Velan Capital, L.P.	April 9, 2019	85,000	5.0040
LTE Partners, LLC	April 30, 2019	68,378	5.1409
LTE Partners, LLC	April 29, 2019	200,000	5.0731
LTE Partners, LLC	April 17, 2019	176,405	4.8649
LTE Partners, LLC	April 9, 2019	39,795	4.9079
LTE Partners, LLC	April 5, 2019	31,204	4.9044

* Purchase of shares in record name through transfer agent.